UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ATA Inc.

(Name of Issuer)

Common Shares, $0.01 par value per share**

American Depositary Shares

(Title of Class of Securities)

00211V106***

(CUSIP Number)

Andrew Y. Yan

c/o M&C Corporate Services Limited

P.O. Box 309GT

Ugland House, South Church Street

George Town, Grand Cayman

Cayman Islands

+852 2918-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** Not for trading, but in connection with the registration of American Depositary Shares, each representing 2 Common Shares.

*** CUSIP number of the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00211V106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SB Asia Investment Fund II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐	(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00211V106
1.	Names of Reporting Persons. [Please create a separate cover sheet for each entity]. I.R.S. Identification Nos. of above persons (entities only) SAIF II GP L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐	(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00211V106
1.	Names of Reporting Persons. [Please create a separate cover sheet for each entity]. I.R.S. Identification Nos. of above persons (entities only) SAIF Partners II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐	(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00211V106
1.	Names of Reporting Persons. [Please create a separate cover sheet for each entity]. I.R.S. Identification Nos. of above persons (entities only) SAIF II GP Capital Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐	(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 2 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2013 and as further amended by Amendment No. 1 filed with the Commission on April 25, 2013 (the “Schedule 13D”) by the Reporting Persons with respect to common shares, par value $0.01 per share (the “Common Shares”), and American Depositary Shares, each representing two Common Shares (the “ADS”), issued by ATA Inc. (the “Issuer”). Except as amended and supplemented herein, the information set forth in the Schedule 13D remains unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 4.   Purpose of Transaction.

Item 4 is hereby supplemented by adding the following:

Pursuant to a share purchase agreement (the “Share Purchase Agreement”) between SB Asia Investment Fund II L.P. (“SAIF Fund II”) and Joingear Limited (“Joingear”), dated November 10, 2015, SAIF Fund II sold 12,707,436 Common Shares and 1,219,886 ADSs to Joingear at a price of $4.75 per each Common Share on December 31, 2015 and January 6, 2016, respectively, following which Reporting Persons ceased to beneficially own any securities of the Issuer.

The summary contained herein of the Share Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, a copy of which is filed as Exhibit A hereto and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) As of the date of this Amendment, the Reporting Persons do not beneficially own any Common Shares or have any voting power or dispositive power over any Common Shares.

(c) Except as set forth in Item 4 of this Amendment, none of the Reporting Persons has effected any transactions in the Common Shares or ADSs during the past 60 days.

(d) Not applicable.

(e) December 31, 2015.

Item 7. Material to be Filed as Exhibits

Exhibit A                                             Share Purchase Agreement, dated November 10, 2015, by and between SB Asia Investment Fund II L.P. and Joingear Limited.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 2016	SB Asia Investment Fund II L.P.

	By:	/s/ Andrew Y. Yan
	Name:	Andrew Y. Yan
Title:

Director of SAIF II GP Capital Ltd., which is the General Partner of SAIF Partners II L.P., which is the General Partner of SAIF II GP L.P., which is the General Partner of SB Asia Investment Fund II L.P.

SAIF II GP L.P.

	By:	/s/ Andrew Y. Yan
	Name:	Andrew Y. Yan
	Title:	Director of SAIF II GP Capital Ltd., which is the General Partner of SAIF Partners II L.P., which is the General Partner of SAIF II GP L.P.

SAIF Partners II L.P.

	By:	/s/ Andrew Y. Yan
	Name:	Andrew Y. Yan
	Title:	Director of SAIF II GP Capital Ltd., which is the General Partner of SAIF Partners II L.P.

SAIF II GP Capital Ltd.

	By:	/s/ Andrew Y. Yan
	Name:	Andrew Y. Yan
	Title:	Director